Filed Pursuant To Rule 433

Registration No. 333-275079

February 29, 2024

WMBS-AM RADIO: Grayscale's John Hoffman

BILL MADDEN: Now, another thing you should be thinking about is cryptocurrency and bitcoin. Joining us to talk about this is John Hoffman, head of distribution and partnerships at Grayscale, the world’s largest crypto asset manager. John Hoffman, thank you for joining us today.

MANAGING DIRECTOR, GRAYSCALE INVESTMENTS, JOHN HOFFMAN: Bill, thanks for having me today. It’s a pleasure to be here.

MADDEN: Let's start out defining our terms, because most people are still trying to figure out what crypto is, what bitcoin is, what spot bitcoin is, so let’s define the terms first please.

HOFFMAN: Yeah I think that’s a great starting point. So we’ll start with bitcoin. Bitcoin is the world’s largest cryptocurrency. It has over a trillion dollars in assets. It started in 2009, January of 2009. So it has been running continuously uninterrupted for over fifteen years, the network had been getting stronger each day, each week, each month, each year. It is a cryptocurrency. So if you think of a cryptocurrency in bitcoin specifically, as a really a means to send money to anyone in the world at any point in time without the use of a centralized intermediary. So we live in this very digital world today and bitcoin is a technology. Some people view it as a store of value. So you could think of it as a digital gold. That is one way that people think about this. Another is, as I mentioned earlier, as a means of payment and a means of transferring value. And it can be sent and received just like an email. Again going back to 2009, that’s when this technology really broke through and came to market and it’s really changed the financial sector in a very meaningful way. And today, I mentioned it’s over a trillion dollars in assets held by people in nearly every country all around the world.

MADDEN: If somebody is setting up their portfolio or looking at their portfolio, what is the benefit of having bitcoin in your portfolio to begin with?

HOFFMAN: So there’s two topics here, performance and diversification. Historically, if we do a look back over the last ten years, bitcoin has been the best performing asset in the world over the last ten years, so there's interest in this asset class from a performance standpoint. Secondarily, diversification: so bitcoin tends to move or perform differently than stock, bonds, commodity, real estate, and so investors have been adding bitcoin to portfolios for diversification purposes as well. That's really been the predominant driver. There's an element of scarcity here as well. There will only ever be twenty one million bitcoin produced, so there’s this scarce asset and that will get back to that topic around digital gold and the store of value that investors and speculators see value in.

MADDEN: This is W.M.B.S. station; bitcoin and cryptocurrencies can now be part of your investment portfolio, and if you have questions, well the folks at Grayscale have got information for you. John Hoffman is the head of distribution and partnerships at Grayscale, the world's largest crypto asset manager, and before we go any further, is there a website we can go to information about bitcoin, about spot bitcoin ETFs, and also about Grayscale?

HOFFMAN: Yeah, so I invite you to visit www.grayscale.com; that’s g-r-a-y scale.com, there's a lot of information on there from our research team about cryptocurrency. You could subscribe to updates there about bitcoin as well. You can also read about GBTC, which is the largest bitcoin ETF that was approved earlier this year and is now trading on major markets

MADDEN: By the way what does ETF stand for?

HOFFMAN: So ETF, is exchange traded fund. So this is a pooled investment vehicle that trades on an exchange. So it trades just like a common stock would on an exchange. There’s over $8 trillion on the ETF market so it’s a very popular vehicle, with over 3,000 ETFs listed here in the U.S. So a very modern way to allocate capital to invest, and it's been very popular because they tend to be low cost, they're transparent meaning they're kind of an open book, you can see all of the holdings in an ETF, and they trade during the day as well, so you can buy and sell them throughout the day. The Grayscale Bitcoin ETF ticker GBTC, that’s the symbol that it trades under on the New York Stock Exchange, can be accessed directly from a brokerage account or retirement account and again that is a ETF, exchange traded fund, that invests in bitcoin.

MADDEN: If I’m a small time investor, maybe I have a little bit of a pension or something like that, is spot bitcoin also a good investment either long or short term?

HOFFMAN: So every investor is unique and has unique circumstances and you know have unique financial goals and obligations, so we recommend you work with a financial professional in building portfolios in bitcoin. We've seen investors allocating a small part of their portfolio to bitcoin. It's been a very volatile asset over over the time period. We’re seeing investors start to allocate and add bitcoin as a small part of their portfolio. we believe in long term investing here at Grayscale and so again, long time horizons and a small part of the portfolio is what we're seeing with investors today.

MADDEN: And I'm sure there are some investment advisors out there that are still trying to get a grip on the whole crypto and bitcoin thing, and so they can also go to Grayscale and get information and guidance?

HOFFMAN: Yeah, we invite you to go to Grayscale.com. www.grayscale.com, that’s g-r-a-y scale.com for more information on GBTC, the world’s largest bitcoin ETF and cryptocurrency more broadly.

MADDEN: And it sounds like a good way to get your investing into the 21st century. And again this is just cutting into the service a little bit, so go to the website to get more information. John Hoffman, thank for joining us today.

HOFFMAN: Bill, thanks so much for having me.

MADDEN: John Hoffman, head of distribution and partnerships at Grayscale joining us to talk about bitcoin, cryptocurrency and investing. The proceeding has been a recorded presentation brought to you by Grayscale, on your local station.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.